Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Pacific Continental Corporation

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 12, 2009, with respect to the consolidated balance sheets of Pacific Continental Corporation and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, included in the Prospectus that is made part of this Registration Statement (Form S-1) of Pacific Continental Corporation for the registration of 750,000 shares of common stock.

Portland, Oregon

March 30, 2009